daiei

RECEIVED

2008 OCT 15 A 11:41

OFFICE OF INTERNATIONAL CORPORATE FIN.

[redacted]

08005410

October 10, 2008

SUPPL

Dear Sirs,

We extend our sincere appreciation for your kind attention being given to our Company.

We are pleased to send you herewith a copy of our Press Announcement made here on October 10, 2008, which includes the Company's business results for the six-month period ended August 31, 2008.

Yours faithfully,

S. Kawashima

Susumu Kawashima
Divisional Manager
Finance Division
The Daiei, Inc.

PROCESSED
OCT 17 2008
THOMSON REUTERS

10/16

August 31, 2008 Summary of Consolidated Financial Statement (TRANSLATION)

October 10, 2008
The Daiei, Inc.
4-1-1, Minatojima Naka-machi
Chuo-ku, Kobe 650-0046, Japan
(URL http://www.daiei.co.jp/)

- Securities code No.8263
- The Shares of the Company are listed on the first section of the Stock Exchange in Tokyo.
- Annual Closing date: The last day of February
- We adopt Interim dividends system and unit stock system; 1 unit = 50 shares.
- Representative: Toru Nishimi President
- Inquiries relating to this announcement should be made to:

Hideaki Shiraishi
Director and Divisional Manager
Accounting Division
Tel: +81-3-6388-7335

- Presentation of interim report: November 26, 2008

1. Consolidated business results (from March 1, 2008 to August 31, 2008)

(1) Business results

	Operating revenues		Operating income		Ordinary income		Net income	
	[In millions of yen]		[In millions of yen]		[In millions of yen]		[In millions of yen]	
August 31, 2008	526,281	(12.3%)	3,092	(40.0%)	1,740	25.8%	3,356	(92.7%)
August 31, 2007	600,381	(10.7%)	5,155	(79.7%)	1,383	(92.9%)	46,033	244.7%
February 29, 2008	1,196,011	–	14,442	–	8,629	–	40,210	–

	Net income per share - basic	Net income per share - diluted
	[In yen]	[In yen]
August 31, 2008	16.93	–
August 31, 2007	232.50	–
February 29, 2008	203.09	–

Notes

(1) Percent indication of Operating revenues, Operating income, Ordinary income and Net income are rate of change for August 31, previous year.

(2) Equity in earnings of investees [In millions of yen]

For the term ended August 31, 2008 568

For the term ended August 31, 2007 142

For the term ended February 29, 2008 132

(2) Financial condition

	Total assets	Net assets	Shareholders' Equity Ratio	Equity per Share - basic
	[In millions of yen]	[In millions of yen]		[In yen]
August 31, 2008	501,401	197,263	39.3%	993.34
August 31, 2007	1,092,814	235,240	18.2%	1003.32
February 29, 2008	492,089	194,628	39.5%	982.29

Note

Shareholders' equity [In millions of yen]

For the term ended August 31, 2008 197,113

For the term ended August 31, 2007 198,648

For the term ended February 29, 2008 194,482

(3)Statement of cash flows [Increase (Decrease) in cash] [In millions of yen]

	Operating activities	Investing activities	Financing activities	Cash and cash equivalents at end of term
August 31, 2008	27,330	4,837	(11,405)	74,156
August 31, 2007	1,114	89,501	(103,336)	113,629
February 29, 2008	18,410	103,585	(110,459)	53,394

2. Statement of dividends [In yen]

	Dividends per share		
(Record date)	Interim end of year	End of year	Full-year
For the year ended February 28, 2008	—	—	—
For the year ending February 28, 2007	—		—
For the year ending February 29, 2009 (Forecast)		—	

3. Forecast of consolidated operations for the year ending February 28, 2009:

	Operating revenues		Operating income		Ordinary income	
	[In millions of yen]		[In millions of yen]		[In millions of yen]	
February 28, 2009	1,050,000	(12.2%)	9,000	(37.7%)	5,000	(42.1%)

	Net income		Net income per share - basic
	[In millions of yen]		[In yen]
February 28, 2009	1,000	(97.5%)	5.04

Note

Percent indication of Operating revenues, Operating income, Ordinary income, and Net income are rate of change for February 29, 2008.

4. Others

(1)Changes of consolidated subsidiaries [Specific subsidiaries' changes affecting consolidation] : none

(2)Changes of accounting principles, procedure, and expressions for consolidated financial statements

① We have changes caused by amendment of accounting principles.

② Changes except above : none

(3)Number of outstanding common shares [In thousands of shares]

	August 31, 2008	August 31, 2007	February 29, 2008
Outstanding shares (including treasury shares)	122,598	122,598	122,598
Treasury shares	604	1,048	1,050

(Reference) Summery of unconsolidated business results

1. Unconsolidated business results (from March 1, 2008 to August 31, 2008)

(1) Business results

	Operating revenues		Operating income		Ordinary income		Net income	
	[In millions of yen]		[In millions of yen]		[In millions of yen]		[In millions of yen]	
August 31, 2008	418,818	0.4%	390	(62.6%)	1,962	186.9%	2,582	(94.5%)
August 31, 2007	417,340	(5.9%)	1,043	18.5%	684	126.5%	47,337	310.2%
February 29, 2008	836,008	—	1,410	—	779	—	33,136	—

	Net income per share - basic
	[In yen]
August 31, 2008	13.01
August 31, 2007	238.55
February 29, 2008	166.98

Note

Percent indication of Operating revenues, Operating income, Ordinary income, and Net income are rate of change for August 31, previous year.

(2) Financial condition

	Total assets	Net assets	Shareholders' Equity Ratio	Equity per Share - basic
	[In millions of yen]	[In millions of yen]		[In yen]
August 31, 2008	460,827	185,557	40.3%	935.10
August 31, 2007	499,617	197,179	39.5%	993.64
February 29, 2008	468,575	183,989	39.3%	927.19

2. Forecast of unconsolidated operations for the year ending February 28, 2009 :

	Operating revenues	Operating income	Ordinary income
	[In millions of yen]	[In millions of yen]	[In millions of yen]
February 28, 2009	840,000 0.5%	3,000 112.8%	4,000 413.3%

	Net income	Net income per share - basic
	[In millions of yen]	[In yen]
February 28, 2009	500 (98.5%)	2.52

Note

Percent indication of Operating revenues, Operating income, Ordinary income, and Net income are rate of change for February 29, 2008.

*As the above forecasts are based on the information available as of the date of this announcement, actual result is subject to the various factors in future.

END